Exhibit 99.1

Concord Medical Announces Shareholder Resolutions Adopted at 2011 Annual General Meeting, Board

and Management Changes

BEIJING, Dec. 2, 2011 — Concord Medical Services Holdings Limited (the “Company” or “Concord Medical”) (NYSE: CCM), operator of the largest network of radiotherapy and diagnostic imaging centers in China, today announced shareholder resolutions adopted at its annual general meeting of shareholders held in Beijing on November 26, 2011. Specifically, the shareholders passed resolutions approving:

(i)	“THAT Article 82(a) of the Articles of Association of the Company be and is hereby replaced in its entirety with a new Article 82(a) as follows:

‘Unless otherwise determined by the Company in general meeting, the number of Directors shall not be more than nine Directors, the exact number of Directors to be determined from time to time solely by resolution adopted by a super majority of at least two-thirds of all of the Directors. The Directors shall be elected or appointed in the first place by the subscribers to the Memorandum of Association or by a majority of them. For so long as Shares or ADSs are listed on the NYSE, the Directors shall include such number of Independent Directors as applicable law, rules or regulations or the NYSE Rules require for a foreign private issuer so long as the Company is a foreign private issuer.’”

(ii)	“THAT the appointment of the Independent Auditor Ernst & Young Hua Ming for the fiscal year 2010 at a fee agreed by the Directors be and is hereby ratified, confirmed, approved and adopted in all respects”.

(iii)	“THAT the appointment of the Independent Auditor Ernst & Young Hua Ming for the fiscal year 2011 at a fee agreed by the Directors be and is hereby approved.”

(iv)	“THAT the inclusion of financial statements of fiscal year 2010 in the Company’s 2010 annual report be and is hereby ratified, confirmed, approved and adopted in all respects”.

(v)	“THAT the total number of Shares which may be issued under the 2008 Share Incentive Plan of the Company be increased by 5,101,968 Shares.”

(vi)	“THAT, as a result of the amendment of Article 82(a) and pursuant to Article 83(ii), Jing Zhang and Yaw Kong Yap will cease to act as Directors of the Company with effect from 27 November 2011.”

(vii)	“THAT the Register of Directors of the Company be amended to note that Jing Zhang and Yaw Kong Yap will cease to act as Directors, all as set out in these Resolutions.”

(viii)	“THAT the registered office of the Company be and hereby is instructed to notify the Register of Companies in the Cayman Islands of the changes to the Register of Directors.”

In addition, on November 29, 2011 the Board of Directors of the Company (the “Board”) approved the appointment of Dr. Jianyu Yang as the Chairman of the Board and Chief Executive Officer of the Company with immediate effect. Dr. Yang has served as President and CEO of the Company since 2008.

The Board also approved the appointment of Dr. Zheng Cheng as President and Chief Operating Officer of the Company. Dr. Cheng has served as Co-chairman of the Board and Chief Operating Officer of the Company since 2008. Dr. Cheng will remain as a Director of the Board.

Mr. Steve Sun, who has served as Co-chairman of Board since 2008, will remain as a Director of the Board and the Chairman of the Investment Committee of the Company.

In addition, the Board approved the appointment of Mr. Jing Zhang as Chief Administrative Officer, as well as Mr. Yaw Kong Yap as a Senior Vice President responsible for internal auditing and internal control. Mr. Zhang and Mr. Yap will no longer serve as Directors of the Company with effect from November 27, 2011, in accordance with resolutions passed by the shareholders at the Company’s annual general meeting on November 26, 2011. Mr. Zhang had served as a Director and Executive President of the Company since 2008. Mr. Yap had served as a Director and Financial Controller of the Company since 2008.

The Board also approved the appointment of Ms. Xun Liu to replace Mr. Yaw Kong Yap as Financial Controller of the Company. Ms. Liu has over 13 years working experience in financial management and corporate accounting in publicly listed companies, including Xueda Education Group (NYSE: XUE) and ChinaEdu Corporation (NASDAQ: CEDU). Ms. Liu received her Bachelor of Economics in 1995 and Master of Economics in 1998 from Tianjin University of Finance and Economics. Ms. Liu is a Chinese Certified Public Accountant (CICPA member).

Commenting on the changes in the management team, Dr. Jianyu Yang, Chairman of the Board and CEO of the Company, stated, “The new management team includes both veterans of the Company as well as new members with abundant experience in their respective fields. This will enable us to focus better on the long-term strategy of the Company, which is to establish our own brand-named oncology specialty hospitals, targeting the high-end patients in China. It is our commitment to providing best services to our patients, facilitating the development of radiology in China and creating values for our shareholders.”

In addition, Concord Medical’s board of directors has appointed Mr. Jie Xin and Dr. Frank Ren as directors, and Dr. Weibo Yin as an independent director with effect from November 29, 2011. Ms. Shirley Chen and Mr. Wai Hong Ku will no longer serve as directors of the company. Mr. Hongbin Cai will no longer serve as an independent director. Dr. Weibo Yin has replaced Mr. Hongbin Cai as a member of the audit committee and Mr. Jie Xin has replaced Ms. Shirley Chen as the chairman of the compensation committee. Ms. Chen, Mr. Ku and Mr. Cai have resigned as directors to pursue other professional interests.

Mr. Jie Xin is currently a Managing Director of CICC Private Equity. Mr. Xin joined CICC Private Equity in July 2007. Prior to joining CICC Private Equity, he was the director of private equity of Standard Chartered Bank, vice chief representative of Veolia Water China, general manager of Good investment Co. Ltd., associate in the investment banking department of CICC, and marketing specialist of Sun Microsystems. Mr. Xin has 13 years of experience in private equity investment and investment banking. Mr. Xin received a master’s degree in International Economics from Nan Kai University in Tianjin, China in 2005 and a bachelor’s degree in Business Administration from University of Georgia in 1996.

Dr. Frank Ren is a founder and has served as the chief executive officer of Shadowfax Asset Management Limited, a Hong Kong based asset management company since 2009. From 2004 to 2008, he was a managing director of China Everbright Asset Management. He also worked as a senior investment manager at Omega Advisor in New York from 1998 to 2000, as a director at Barclays Capital in London from 1997 to 1998, and as a fixed income bond trader at Goldman Sachs & Co. from 1994 to 1997. Dr. Ren received a Ph.D. and a M.B.A. degree from Massachusetts Institute of Technology in 1994 and a bachelor’s degree in Engineering from Beijing University of Aeronautics and Astronautics in China in 1985. Dr. Ren has served as a Director of the Company from 2008 to 2009.

Dr. Weibo Yin is currently the Honorary President of Chinese Society of Radiation Oncology and a board member of the International Congress of Radiation Oncology. Dr. Yin has served various positions such as professor emeritus, professor, associate professor and resident doctor in Cancer Hospital of Chinese Academy of Medical Sciences and Peking Union Medical University since 1957. In addition, Dr. Yin has published 155 research papers in radiation oncology, in 32 of which he was the first author. Dr. Yin received his M.D. degree from Peking Union Medical University in 1957.

“We are very pleased to welcome Mr. Jie Xin, Dr. Frank Ren and Dr. Weibo Yin to the Board,” said Dr. Jianyu Yang. “They all bring a wealth of professional leadership, academic excellence and business experience to us. We will work together closely to extend our growth and create added value for our shareholders.”

Dr. Jianyu Yang also stated, “I would like to express my gratitude to all departing directors. They have contributed greatly to the growth of the Company during their tenures.”

About Concord Medical

Concord Medical Services Holdings Limited operates the largest network of radiotherapy and diagnostic imaging centers in China, measured by revenues and the number of centers in operation. As of September 30, 2011, the Company operated a network of 128 centers with 70 hospital partners that spanned 48 cities and 24 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, Concord Medical provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. For more information, please see http://ir.concordmedical.com.

Safe harbor statement

This news release may contain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should,” and “will” and similar expressions. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Such factors include the number of new radiotherapy and diagnostic imaging centers opened; the increase in the number of patients in existing centers; the establishment of specialty cancer hospitals; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government; technological or therapeutic changes affecting the field of cancer treatment and diagnostic imaging; and possible effects on consumers and hospitals, hospital construction, and suppliers, as a result of inflation and the Chinese government’s policies and actions to control inflation. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. The Company does not assume any obligation to update any forward-looking statement, except as required by law.

For more information, please contact:
Concord Medical Services
Mr. Tony Tian (Chinese and English)
+86 10 5957 5287 tony.tian@concordmedical.com
Christensen
Ms. Teal Willingham (English and Chinese)
+86 131 2179 3446 twillingham@christensenir.com
Ms. Kimberly Minarovich (English)
+1 212 618 1978 kminarovich@christensenir.com ir.concordmedical.com